Exhibit (a)(5)(iv)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

ISAAK SHTERENBERG, individually, and on behalf of all others similarly situated,	Civil Action No. ___

Plaintiff,

-against-

JOMEI CHANG, M. DALE SKEEN, J. ALBERTO YÉPEZ, HARRY G. VAN WICKLE, DENNIS P. WOLF, INNOVATION TECHNOLOGY GROUP, INC., ITG ACQUISITION, INC., SKEEN/CHANG INVESTMENTS, L.P. AND VITRIA TECHNOLOGY, INC.,

Defendants.
Class Action Complaint
     Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to his ownership of stock, and upon information and belief based, inter alia upon the investigation of counsel, as to all other allegations herein, as follows:
Nature of the Action
     1. This is a stockholders’ class action lawsuit on behalf of the public stockholders o f Vitria Technology, Inc., (“Vitria” or the “Company”) to enjoin the sale of the Company pursuant to an Agreement and Plan of Merger (“Merger Agreement”) dated September 20, 2006. If the Merger is approved by the stockholders in this “going-private” transaction, Innovation Technology Group, Inc. (“Innovation Technology”) and ITG Acquisition, Inc., a wholly owned subsidiary of Innovation Technology (“Merger Sub”), will acquire

Vitria for $2.75 per share.1 Merger Sub will merge with and into Vitria, and after the merger. Innovation Technology will own all of Vitria’s outstanding stock.
     2. Innovation Technology is a corporation wholly owned by Defendants JoMei Chang, Ph.D. (“Dr. Chang”), a member of the Board of Directors of Vitria, and M. Dale Skeen, Ph.D. (“Dr. Skeen”), a member of the Board of Directors of Vitria and the current Chief Executive Officer of Vitria. Defendants Dr. Chang and Dr. Skeen, individually, Drs. Chang and Skeen as joint tenants and Skeen/Chang Investments, L.P., of which Drs. Skeen and Chang are general partners, collectively own approximately 32.9% of the outstanding shares of Vitria common stock as of September 30, 2006.
     3. This action asserts that the Company’s directors have breached their fiduciary duties in connection with the sale of the Company.
The Parties
     4. Plaintiff, Issak Shterenberg, a resident of Connecticut, currently owns 460 shares of common stock of the Company.
     5. Defendant Vitria Technology, Inc. (“Vitria” or “Company”) is a Delaware corporation engaged in providing business process integration software and services for corporations in telecommunications, manufacturing, healthcare and insurance, finance and other industries. The Company has its principal place of business at 945 Stewart Drive, Sunnyvale, California 94085. As of September 30, 2006 the Company had 34,262,353 shares of common

[1]	Stockholders not exercising appraisal rights will receive cash in the merger in exchange for their shares of Vitria common stock.

stock outstanding. Public trading of Vitria common stock commenced on September 17, 1999 and the Company’s common stock is traded on the NASDAQ National Market under the symbol “VITR.”
     6. Defendant JoMei Chang, Ph.D., who co-founded Vitria in 1994, has been a member the Vitria Board of Directors and has served in that capacity since Vitria’s inception in 1994. Defendant Chang is also the president and member of the board of directors of Innovation Technology since its formation. Defendant Chang also has served as President and a member of the board of directors of Merger Sub since its formation. As of September 30, 2006, Defendant Chang beneficially owned 10,901,613 shares of common stock (which represents 30.9% of the outstanding shares of Vitria common stock).2 Defendant Chang’s business address is 750 Menlo Avenue, Suite 380, Menlo Park, CA 94025.
     7. Defendant M. Dale Skeen, Ph.D., who co-founded Vitria with Defendant Chang in 1994, has been a member of the Vitria Board of Directors and has served in that capacity since Vitria’s inception in 1994. Defendant Skeen has been Vitria’s Chief Executive Officer since April 2004 and Vitria’s Chief Technology Officer since Vitria’s inception in 1994. Defendant Skeen has also served as the Chief Financial Officer, Secretary and as a member of the board of directors of Innovation Technology since its formation.

[2]	This includes: (a) 1,040,110 shares issuable pursuant to options exercisable within 60 days of September 30, 2006; (b) 416,669 shares held by Skeen/Chang Investments, L.P., of which Defendants Chang and Skeen are general partners; and (c) 9,444,934 shares held by Defendants Chang and Skeen as joint tenants. This does not include the 2,244,935 shares beneficially owned by Chang Family Trust (representing 6.6% of the outstanding shares of Vitria’s common stock) which is a trust for the benefit of family members of Defendant Chang. Defendant Chang does not have voting or dispositive power over and disclaims beneficial ownership of the shares held by the Chang Family Trust.

Defendant Skeen also has served as Chief Financial Officer, Secretary and as a member of the board of directors of Merger Sub since its formation. As of September 30, 2006, Defendant Skeen beneficially owned 10,932,585 shares of common stock (which represents 30.9% of the outstanding shares of Vitria common stock).3 Defendant Skeen’s business address is 750 Menlo Avenue, Suite 380, Menlo Park, CA 94025.
     8. Defendant J. Alberto Yépez has been a member of the Vitria Board of Directors since July 2004. As of September 30, 2006, Defendant Yépez beneficially owned 35,693 shares of common stock (which represents beneficial ownership of less than 1% of the outstanding shares of Vitria common stock).4 Defendant Yépez’s business address is 945 Steward Drive, Sunnyvale, CA 94085.
     9. Defendant Harry G. Van Wickle has been a member of the Vitria Board of Directors since July 2005 and Chairman of the Board from January 2006 until June 2006. As of September 30, 2006, Defendant Van Wickle beneficially owned 5,833 shares of common stock (which represents beneficial ownership of less than 1% of the outstanding shares of Vitria common stock).5 Defendant Van Wickle’s business address is 945 Steward Drive, Sunnyvale, CA 94085.

[3]	This includes: (a) 1,071,082 shares issuable pursuant to options exercisable within 60 days of September 30, 2006; (b) 416,669 shares held by Skeen/Chang Investments, L.P.; and (c) 9,444,934 shares held by Defendants Chang and Skeen as joint tenants.

[4]	This includes 35,693 shares issuable pursuant to options exercisable within 60 days of September 30, 2006.

[5]	This includes 5,833 shares issuable pursuant to options exercisable within 60 days of September 30, 2006.

     10. Defendant Dennis P. Wolf has been a member of the Vitria Board of Directors since July 2003. As of September 30, 2006, Defendant Wolf beneficially owned 56,249 shares of common stock (which represents beneficial ownership of less than 1% of the outstanding shares of Vitria common stock).6 Defendant Wolfs business address is 945 Steward Drive, Sunnyvale, CA 94085.
     11. The individual defendants named in paragraphs 6 through 10 (the “Individual Defendants”) constitute the Board of Directors of the Company under the DGCL and are in a fiduciary relationship with Plaintiff and the other public stockholders of the Company and owe them the highest obligations of good faith, fair dealing, loyalty, due care and candor.
     12. Defendant Innovation Technology Group, Inc. (“Innovation Technology”) is a Delaware Corporation formed and wholly owned by Defendants Chang and Skeen solely for the purpose of effecting the proposed transaction and is sued herein as an aider and abettor. Innovation Technology has not engaged in any business activity other than in connection with its formation and the proposed Merger.
     13. Defendant ITG Acquisition, Inc. (“Merger Sub”) is a Delaware Corporation, and a direct, wholly owned subsidiary of Innovation Technology, formed by Defendants Chang and Skeen solely for the purpose of effecting the proposed transaction and is sued herein as an aider and abettor. Merger Sub has not engaged in any business activity other than in connection with its

[6]	This includes 56,249 shares issuable pursuant to options exercisable within 60 days of September 30, 2006.

formation and the proposed Merger.
     14. Defendant Skeen/Chang Investments, L.P. of which Defendants Chang and Skeen are general partners, owns 416,669 shares of Vitria and is sued herein as an aider and abettor.
     15. Defendants Chang, Skeen, Skeen/Chang Investments, L.P. and Innovation Technology constitute the “Buyout Group.” The aggregate merger consideration payable to Vitria stockholders, other than to Vitria and members of the Buyout Group, is approximately $68 million, assuming none of Vitria’s stockholders choose to exercise and perfect any appraisal rights. The merger consideration will be paid by Innovation Technology, which will be funded by Defendants Chang and Skeen, and existing funds of Vitria.
Class Action Allegations
     16. Plaintiff brings this action individually and as a class action pursuant to Rule 23 of the Rule of the Court of Chancery, on behalf of all public stockholders of the Company (except Defendants herein and their affiliates) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein.
     17. This action is properly maintainable as a class action.
     18. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of December 31, 2005, there were approximately 274 stockholders of record of Vitria’s common stock.

     19. There are questions of law and fact which are common to the Class including, inter alia, the following:
          (a) whether the Individual Defendants breached their fiduciary duties owed by them to plaintiff and the members of the Class in the sale of the Company;
          (b) whether the other Defendants aided and abetted the Individual Defendants’ breaches;
          (c) whether the proposal by the Buyout Group to acquire the public shares for $2.75 per share is entirely fair to and in the best interests the public unaffiliated holders; and
          (d) whether Plaintiff and the other members of the Class will be damaged irreparably in connection with a sale of the Company.
     20. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff will fairly and adequately represent the Class.
     21. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.
     22. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.
Substantive Allegations
     23. On September 20, 2006, Vitria entered into a Merger Agreement with Innovation Technology and Merger Sub. The merger was publicly announced the next day on September 21, 2006. Under the terms of the Merger Agreement, each share of Vitria common stock will be cashed out in exchange for $2.75 per share in cash (the “Transaction” or “Merger”).
     24. Although the Company created a strategic committee to evaluate and negotiate the Merger with the Buyout Group, such committee had little choice but to accept the bid and never seriously considered any alternatives for the Company. The Defendants did not act in the best interests of the non-affiliated shareholders of Vitria
     Background of the Company
     25. Vitria got its start 12 years ago with founders Defendants JoMei Chang and Dale Skeen (husband and wife), who collectively still hold approximately 30% of the Company’s stock.
     26. Vitria provides business process integration software and services for corporations in telecommunications, manufacturing, healthcare and insurance, finance and other industries. Vitria’s offerings include business process applications as well as a business process integration platform. The software products orchestrate interactions between isolated software systems, automate manual process steps, facilitate both manual and automated resolution of process exceptions and manage data exchanges between companies. The software products also provide operational staff and managers with real-time and historical views of individual transactions as well as of large-scale processes spanning multiple systems and organizations.
     27. Vitria has 11 offices around the world and its customer base includes blue chip companies such as AT&T, Bell Canada, BellSouth, The Blue Cross Blue Shield Association, British Petroleum, British Telecom, DaimlerChrysler Bank, Generali, Nissan, The Goodyear Tire & Rubber Company, PacifiCare Health Systems, Reynolds & Reynolds, Royal Bank of Canada, Sprint, Trane and the U.S. Departments of Defense and Veterans Affairs.
     28. Vitria’s customers use its software products to pursue new revenue opportunities, cut operating costs, reduce process cycle times, decrease process errors, improve customer service, increase supply chain efficiencies and more easily adapt their business processes to changing requirements and conditions.
     29. Vitria’s announced strategy is to help its customers manage complex business processes, particularly those that require enterprise-class reliability from their underlying software infrastructure. These targeted business processes typically use multiple software applications, involve a series of steps occurring over a period of time, include both system-to-system interactions and manual workflow and require end-to-end visibility. Such process requirements are most common, according to Vitria, in companies in telecommunications, manufacturing, healthcare and insurance, and finance industries.
     30. Vitria’s flagship product, BusinessWare, helps companies manage complex business applications, databases, and Web services. Vitria works with a variety of software solutions, such as those from Oracle, Microsoft, IBM and Sybase, and is typically used by information technology professionals to support complex business processes like order management and fulfillment, insurance claims and securities trade processing, supply chain management, and customer service.
     31. While Vitria at one time had a stock price above $350 (adjusted for three stock splits since 2000), it is now, in a management led transaction, going private for a lowly $2.75 per share.
     History of Self-Interested Transactions
     32. Defendants Skeen and Chang have a history of using the Company to benefit themselves, with such actions going unchecked or explicitly approved by the Individual Defendants.
     33. QilinSoft LLC (“QilinSoft”) is a company owned and operated by Defendants Skeen and Chang. In December 2003, Vitria sold its interest in its China operations to QilinSoft. At the time of the sale, Vitria and QilinSoft then entered into: (a) a license agreement whereby QilinSoft received a royalty-bearing license to distribute Vitria products in China; and, (b) a development agreement pursuant to which QilinSoft would perform development work and other fee-bearing services for Vitria. In November 2004, Vitria and QilinSoft entered into a two year marketing agreement governing the marketing and sales relationship between the parties.
     34. During 2005, Vitria incurred charges of over $2 million for development work performed by QilinSoft, and during the nine month period ended September 20, 2006, Vitria incurred charges of over $2 million for additional development work performed by QilinSoft. This arrangement with QilinSoft was approved by a committee of “independent” Board members.
     Background of the Merger
     35. On November 3, 2005, Vitria’s board of directors held a meeting concerning various strategic alternatives for Vitria and created a strategic committee of Vitria’s board members (the “Strategic Committee”) consisting of Defendants J. Alberto Yépez, Dennis P. Wolf and Harry Van Wickle to review, evaluate, investigate and negotiate the terms and conditions of possible transactions involving a change of control of Vitria and to make reports and recommendations to the entire board of directors regarding any possible transaction.
     36. The Strategic Committee then retained Jefferies Broadview, a division of Jeffries & Company, Inc. (“Jeffries Broadview”) to provide financial advisory services in connection with the exploration and evaluation of opportunities for Vitria to combine with or be acquired by another company and retained Richards, Layton & Finger, PA. (“Richards Layton”) as its legal advisor.
     37. According to the Company’s preliminary proxy filed with the Securities and Exchange Commission on October 20, 2004 (“Preliminary

Proxy”), throughout the period from November 23, 2005 to September 20, 2006, the Strategic Committee purportedly met to discuss the process by which Vitria would explore and evaluate strategic alternatives, including opportunities for Vitria to combine with or be acquired by another company (the “Strategic Process”).
     38. In addition, according to the Preliminary Proxy, the Strategic Committee purportedly determined that Vitria’s management should be instructed to continue to develop an appropriate stand-alone operating plan for Vitria, to be presented to the board of directors (“Stand-Alone Operating Plan”). This Stand-Alone Operating Plan is never described, outlined or explained in the Preliminary Proxy, but, according to the Preliminary Proxy, the Strategic Committee, in recommending the proposed transaction with the Buyout Group, considered the “business, market and execution risks associated with remaining independent and successfully implementing a stand-alone strategy”
     39. According to the Company, during January and early February 2006, Jefferies Broadview developed a list of approximately 57 potential buyers to be approached during the Strategic Process, which the Strategic Committee purportedly approved on February 15, 2006 and authorized Jefferies Broadview to begin contacting the first group of approximately 21 potential buyers. The Preliminary Proxy does not provide Vitria’s shareholders with any information concerning the “potential buyers” which information would be material to a shareholder’s assessment as to whether or not the Strategic Process was meaningful and included bidders who were interested and appropriate strategic partners, who had the means to seriously participate in the Strategic Process.
     40. According to the Preliminary Proxy, on April 20, 2006, a Bid Process was implemented and provided to 13 potential buyers. However, as of May 10, 2006, 11 of the 13 potential bidders had informed Jefferies Broadview that they would not be making bids. The remaining two bidders — Entity A — made a joint bid on May 11, 2006, proposing to acquire Vitria in a cash transaction at $3.23 per share, subject to certain assumptions regarding the number of shares outstanding, Vitria having $55.1 million in cash and cash equivalents available at the closing of the proposed transaction to finance the transaction and having a fully funded balance sheet at the time of the closing of the proposed transaction, with a dollar-for-dollar adjustment in the purchase price to the extent cash on Vitria’s balance sheet at closing was below $55.1 million in cash and cash equivalents. (“May 11 Bid”).
     41. The identity and characteristics of Entity A have remained undisclosed and shareholders have not been informed whether Entity A was affiliated or not with Vitria, Defendants or other related parties.
     42. Entity A estimated that, as to its May 11 Bid, the balance sheet adjustment would result in a per share price of $3.02.
     43. On May 12, 2006, Jeffries Broadview, at the direction of the Strategic Committee, informed Entity A that the Strategic Committee knew that the May 11 Bid would potentially result in a price of under $3.00 per share, which would be “insufficient.” This is telling since the Strategic Committee and Defendants are now endorsing a Merger that contemplates a per share price substantially less than $3.00 per share, especially since Vitria’s stock price actually increased since the May 11 Bid, up to $3.20 per share on August 3, 2006, and Vitria recently released positive third-quarter earnings (discussed below at ¶ 68).
     44. Thereafter, on May 16, 2006, Entity A submitted a revised bid at $3.10 per share, subject to Vitria having $50 million in cash and cash equivalents available at the closing of the proposed transaction, having a fully funded balance sheet at the time of the closing of the proposed transaction, and with a dollar-for-dollar adjustment in the purchase price to the extent cash on Vitria’s balance sheet at closing was below $50 million in cash and cash equivalents. (“May 16 Bid”). According to the Preliminary Proxy, Entity A had estimated that Vitria might fall short of the cash target at the time of the closing by up to $5 million or approximately $0.15 per share. The Preliminary Proxy does not indicate the Company’s, the Individual Defendants, the Strategic Committee’s or Jeffries Broadview’s response, if any, to the May 16 Bid.
     45. Instead, according to the Preliminary Proxy, from June 12, 2006 through July 19, 2006, Jeffries Broadview and members of Vitria’s management engaged in discussions with Entity A regarding a restructuring that Vitria was planning to undertake “regardless of whether it entered into a change of control transaction.” No information about this “Restructuring

Plan,” which is defined in the Preliminary Proxy and the Merger Agreement as “that certain restructuring plan approved by the Board of Directors on August 11, 2006, as described on Schedule 8.13 to the Company Disclosure Schedule,” was included as part of the Preliminary Proxy. Accordingly, Defendants have not disclosed material information concerning the Company’s Restructuring Plan.
     46. After Jeffries Broadview’s discussions with Entity A concerning this “Restructuring Plan,” Entity A significantly altered its position and made the following offers. There is no explanation given to shareholders in the Preliminary Proxy as to why Entity A changed course.
          (a) On July 19, 2006, Entity A made a revised oral offer oral offer of $2.72 in cash per share (“July 19 Bid”).
          (b) On July 21, 2006, Jeffries Broadview informed Entity A that the July 19 Bid price was “insufficient.”
          (c) Only July 28, 2006, Jeffries Broadview submitted a revised letter of intent, proposing a purchase price of $2.78 in cash per share, subject to a dollar for dollar adjustment in the purchase price if Vitria’s cash and cash equivalents were below $55.1 million at the closing of the transaction. (“July 28 Bid”).
          (d) In response, Jefferies Broadview estimated that the adjustments would result in a price of approximately $2.66 or less per share, based on Vitria’s management’s estimate of its working capital as of September 30, 2006.

          (e) Thereafter, Jeffries Broadview “encourage[d]” Entity A to increase its proposed per share price.
          (f) On August 1, 2006, Entity A submitted a revised letter of intent, proposing a purchase price of $2.84 in cash per share, subject to Vitria having $52 million in cash and cash equivalents at the closing of the proposed transaction. (“August 1 Bid”).
     47. Inexplicably, Entity A’s pre-June 2006 bids, which were made prior to Entity A being informed about a purported “Restructuring Plan,” were higher than its July and August 2006 bids.
     48. Defendant Chang then joined the Strategic Process and on August 14, 2006 (the day that the Individual Defendants announced and approved a plan to reduce Vitria’s cost structure by between 20-25%) countered Entity A’s August 1 Bid with a proposal of $3.00 per share, subject to Vitria having $52 million in cash, cash equivalents and short term investments at the closing of the proposed transaction, as adjusted for any cash outlays relating to restructuring expenses (“August 14 Bid”).
     49. According to the Preliminary Proxy, the Strategic Committee deemed Defendant Chang’s August 14 Bid “superior” to Entity A’s proposal.
     50. Later in the evening on August 14, 2006, Defendant Chang made an oral revision to her proposal of $3.00 per share, subject to Vitria having $50 million in cash, cash equivalents and short term investments at the closing of the proposed transaction, as adjusted for any cash outlays relating to restructuring expenses. (“August 14 Oral Bid”).

     51. On August 15, 2006, Entity A was notified that Vitria had received an acquisition proposal contemplating an acquisition of Vitria for $3.00 per share in cash, but Defendant Chang’s identity was not disclosed.
     52. Also, on August 15, 2006, at the direction of the Strategic Committee, Jeffries Broadview sent a letter to Defendant Chang proposing that she revise her August 14, 2006 proposal to remove the $50 million cash adjustment, increase the per share price to $3.15 and indicate that the definitive agreement providing for the proposed transaction would contain limited closing conditions and termination rights (“Jeffries’ August 15 Counterproposal”).
     53. Jeffries’ August 15 Counterproposal was never accepted by Dr. Chang, and Vitria’s shareholders are not given any explanation as to why any proposal that contemplates consideration for less than Jeffries’ August 15 Counterproposal — an unconditioned price of $3.15 per share — is now acceptable.
     54. Apparently ignoring Jeffries’ August 15 Counterproposal, on August 16, 2006, Dr. Chang submitted a revised written proposal memorializing her oral offer from the evening August 14, 2006, of $3.00 per share, subject to Vitria having $50 million in cash, cash equivalents and short term investments at the closing of the proposed transaction, as adjusted for any cash outlays relating to restructuring expenses (“August 16 Bid”).
     55. At the Strategic Committee’s direction, Entity A was then informed of Defendant Chang’s identity as the other bidder, and Entity A thereafter matched Defendant Chang’s bid on September 7, 2006, with a proposal of $3.00 per share, subject to Vitria having $50 million in cash, cash equivalents and short term investments at the closing of the proposed transaction (“September 7 Bid”).
     56. On September 12, Entity A, Jeffries Broadview and the Strategic Committee terminated their negotiations. Entity A had informed Jefferies Broadview that it was concerned about making a bid that would not be supported by Defendant Chang given her position as a significant stockholder, and Entity A did not believe that Defendant Chang would provide such support on terms acceptable to Entity A. Moreover, the Preliminary Proxy indicates that Entity A withdrew its bid citing the results of its due diligence review and its inability to obtain financing for the transaction.
     57. With Entity A out of the picture, Defendant Chang reduced her August 16 Bid. The shareholders are not given any information as to why Defendant Chang reduced the August 16 Bid.
     58. On September 15, 2006, after forcing any other bidders from the table, Defendant Chang left the Company with two options:
          (a) OPTION 1: $2.84 per share price, subject to Vitria having $52 million in cash, cash equivalents and short term investments at the closing of the proposed transaction.
          (b) OPTION 2: $2.70 per share, not subject to any cash adjustment

     59. On September 16, 2006, Defendant Chang revised OPTION 2 to reflect a per share price of $2.75, not subject to adjustment.
     60. Defendant Chang’s September 2006 bids stand in stark contrast to her previous offer made just a month earlier on August 16, 2006 (the August 16 Bid), and pales in comparison to Entity A’s May 11 Bid, which was deemed “insufficient.”
     61. In addition, Defendants Chang and Skeen, as corporate insiders, had unparalleled access to information about the Company’s operations. In fact, Defendant Chang’s “options” were given to the Company days before the end of the quarter, which quarterly results as subsequently reported (see ¶ 68 below) indicate that total cash and short term investment balances as of September 30, 2006, were $50.9 million.
     62. Shareholders are left uniformed as to how and why the Strategic Committee and Jeffries Broadview could support and promote the transaction as proposed by the Buyout Group. On September 20, 2006, just four months after deeming higher bids insufficient and just one month from making a counterproposal to Defendant Chang seeking to increase the August 15 Bid to an unconditioned $3.15 per share, Jefferies Broadview manufactured a financial presentation regarding the proposed transaction at $2.75 per share and gave an oral opinion (subsequently confirmed in writing) that, based upon and subject to various qualifications and limitations, as of the date of such opinion, such merger consideration was fair, from a financial point of view, to the holders of Vitria common stock. The Strategic Committee then recommended that the board of directors, comprised of the Individual Defendants, approve the merger agreement, which they did and will now recommend that Vitria’s stockholders vote to adopt the merger agreement.
     63. The merger agreement and related documents were finalized and executed on September 20, 2006. Before the opening of the market on September 21, 2006, the parties jointly announced the execution of the merger agreement.
     64. Vitria has agreed to pay Innovation Technology a termination fee in the amount of $2,800,000 and to reimburse Innovation Technology for its expenses, in an amount up to $500,000 if the merger agreement is terminated as a result of a failure of Vitria stockholders to adopt the merger agreement.
     65. In addition, in connection with the execution of the merger agreement, the Buyout Group executed voting agreements with and delivered irrevocable proxies to Vitria relating to the shares of Vitria common stock, and options to purchase such shares, owned by each of them. The Buyout Group collectively owns, including shares subject to options exercisable within 60 days of September 30, 2006, approximately 32% of the outstanding shares of Vitria on September 30, 2006. Under the voting agreements, each member of the Buyout Group agreed to vote their shares of Vitria common stock or other securities and any newly acquired shares or other securities in favor of the adoption of the merger agreement, the merger and the other actions contemplated by the merger agreement.

     Market Reaction
     66. On September 20, 2006, Vitria’s stock price was $2.81 which was higher than the $2.75 per share price to be received under the Merger.
     67. As of 2:00 pm EST on September 21, 2006, Vitria’s stock price had fallen 5% on high volume. The price went from $2.81 to $2.66 with trading volume of 130,504 shares, which was higher than its average daily volume over the 30 days prior.
     Third Quarter Results
     68. Since the announcement of the Merger, Vitria has announced its third quarter results on October 24, 2006:
          (a) For the third quarter of 2006, total revenue was $14.6 million, compared with $11.2 million for the second quarter of 2006 and $13.5 million for the third quarter of 2005.
          (b) License revenue for the third quarter of 2006 was $5.6 million, compared with $2.7 million for the second quarter of 2006 and $3.9 million for the third quarter of 2005. One customer accounted for $3.7 million of the third quarter this year.
          (c) Service and other revenue for the third quarter of 2006 was $9 million, compared with $8.5 million for the second quarter of 2006 and $9.6 million for the third quarter of 2005.
          (d) Gross profit was $11.1 million for the third quarter of 2006, compared to $7.4 million for the second quarter of 2006 and $8 million for the third quarter of 2005.

          (e) Total operating expenses were $10.9 million for the third quarter of 2006, compared with $11.7 million for the second quarter of 2006, and $10.4 million for the third quarter of 2005.
          (f) Excluding charges for restructuring, severance and non-cash stock based compensation including (SPAS 123R), and $862 thousand in expenses related to the recently announced going-private transaction total operating expenses were $9 million for the third quarter of 2006, compared with $10.2 million for the second quarter of 2006, and $10.1 million for the third quarter of 2005.
          (g) The net profit for the third quarter of 2006 was $781 thousand, or $0.02 per share, compared with a net loss of $3.6 million, or $0.11 per share, for the second quarter of 2006 and a net loss of $1.9 million, or $0.06 per share, for the third quarter of 2005.
          (h) Total cash and short term investment balances as of September 30, 2006, were $50.9 million, compared to $54 million as of June 30, 2006.
     Involvement in the Company Post-Transaction
     69. According to the Company’s Preliminary Proxy, not only will Defendants Chang and Skeen own the Company after it goes private, certain Defendants and other members of management have agreed to participate in the management of the Company after it goes private. In addition, as to the non-employee directors, upon the consummation of the merger, their outstanding stock options granted, or restricted stock or performance shares issued, prior to the change of control will accelerate and be fully vested as of the date of the change of control. If such acceleration would be considered a “parachute payment” under Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then Vitria will provide the non-employee director s with such acceleration that either would result in no excise tax or the full amount of the acceleration. In any case, the non-employee directors will receive acceleration that results in the non-employee directors being in the best position after all taxes, including the excise tax, if applicable, have been paid.
     The Strategic Process and the Merger Are Unfair to the Plaintiff and Class
     70. The terms of the Merger are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by Defendants by virtue of their positions of control of Vitria and that possessed by Vitria’s public stockholders. Defendants’ scheme and intent, as is prevalent inmost management led buyouts, is to take advantage of this disparity and exercise control and influence (e.g. proposing a Restructuring Plan in June 2006).
     71. Moreover, the participation of the Buyout Group in the Strategic Process effectively blocked competing offers, which require the cooperation of current management, and since members of the Buyout Group are management, a competing bidders’ due diligence efforts could easily be undermined by uncooperative and interested management figures. In addition, members of the Buyout Group and specifically Defendants Chang and Skeen have significant voting power, which votes could have been cast against a competing bidders’ proposal.
     72. The Individual Defendants owed and continue to owe the public shareholders fiduciary duties to extract the best price available for the Company shares. The Strategic Process outlined above demonstrates the opposite. The Buyout Group was interested in obtaining the Company for the lowest amount of consideration possible, and in fact, has secured it for a price that was deemed “insufficient” by Jeffries Broadview when a similar proposal was made by Entity A. By virtue of its special connection with Vitria and its representation on the Vitria board, the Buyout Group has a distinct advantage in structuring a transaction that is in its best interest and not those of the public shareholders.
     73. The value of the Company’s shares is materially in excess of the $2.75 offered in conjunction with the Transaction. The purported Strategic Process and the resultant Bid Process and Merger were timed to take advantage of a slump in the price of Vitria’s stock which began in the quarter ended March 31, 2004, during which Vitria’s stock traded at a high of $8.41 and a low of $5.32. In subsequent quarters the stock priced declined as follows:

Fiscal 2004	High	Low
June 30, 2004	$6.11	$2.75
September 30, 2004	$3.20	$1.90
December 31, 2004	$4.24	$2.89
Fiscal 2005
March 31, 2005	$4.36	$3.07
June 30, 2005	$3.57	$2.46
September 30, 2005	$3.71	$2.56
December 31, 2005	$3.37	$2.45

     74. The consideration proposed as part of the proposed transaction is inadequate and represents an attempt by the Buyout Group to take advantage of its unique position vis-à-vis Vitria to force out the public shareholders in order to reward itself with the profits rightfully belonging to the Plaintiffs and shareholders, and the Company’s turnaround as indicated by the most recent earnings announcement.
     75. Individual Defendants, as their unrelenting fiduciary duties dictate, must:
          (a) undertake an appropriate evaluation of Vitria’s worth as a merger/acquisition candidate;
          (b) take all appropriate steps to enhance Vitria’s value and attractiveness as a merger/acquisition candidate;
          (c) take all appropriate steps to effectively expose Vitria to the marketplace in an effort to create an active auction for Vitria, including but not limited to engaging in serious negotiations with any bona fide potential bidder;
          (d) disclose to the Company’s stockholders all relevant information regarding the acquisition by the Buyout Group and the Individual Defendants’ efforts, if any, to shop the Company and to negotiate with all legitimate potential bidders;
          (e) act independently so that the interests of Vitria’s public stockholders will be protected; and
          (f) adequately ensure that no conflicts of interest exist

between Defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Vitria’s public stockholders.
     Material Information Has Been Withheld Front The Plaintiff and the Class
     76. Defendants seek to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information. Defendants have failed to disclose material information regarding the Buyout Proposal and the Strategic Process. In particular, inter alia, Defendants have failed to disclose the following and, as a result, Defendants have breached their duties of candor by failing to provide Plaintiffs and the Class with sufficient material information with which to adequately vote on the proposed acquisition.
     77. Defendants fail to disclose information about the identities of the potential bidders compiled by the Strategic Committee and Jefferies Broadview as part of the Strategic Process. Defendants have not provided any meaningful description of the business characteristics, interest level, compatibility or the financial ability of these potential bidders to make even a reasonable proposal to Vitria’s stockholders.
     78. Defendants fail to disclose how the Strategic Committee or Jefferies Broadview came to identify the potential bidders. Indeed, it is unknown what criteria were used in determining the bidders’ interest and financial ability. This information is material and meaningful to a shareholder asked to approve a self-interested, insider buyout transaction, because it goes to the propriety, validity and completeness of the Strategic Process.
     79. Defendants fail to disclose who Entity A is, what efforts, if any, were made to determine Entity A’s interest and financial ability to enter into a proposed transaction, and why time was spent promoting the sale of the Company to Entity A when Entity A lacked the financial ability to consummate the transaction. This information is material and meaningful to a shareholder asked to approve a self-interested, insider buyout transaction, because it concerns the propriety of the bidding process and the efforts by the Defendants to maximize shareholder value.
     80. Defendants fail to disclose material information about the determination that Entity A’s May 11 Bid was “insufficient” and why an offer constituting consideration to the shareholders less than May 11 Bid is now deemed sufficient. This is material information since the per share price offered by the Buyout Group is substantially less than the May 11 Bid deemed insufficient, and the shareholders are being asked to vote on the Merger supported by their fiduciaries, the Individual Defendants.
     81. Defendants fail to disclose material information about the alternatives to the Strategic Process considered by the Defendants, Jeffries Broadview and the Strategic Committee.
     82. Defendants fail to disclose material information about the Stand Alone Business Plan, what it would have entailed, its benefits and how it compared to the Strategic Process and Defendant Chang’s offers. It is false and misleading for Defendants to state in the Preliminary Proxy that the

Strategic Committee considered the “business, market and execution risks associated with remaining independent and successfully implementing a stand-alone strategy” when material information about the Stand-Alone Business Plan is omitted.
     83. Defendants fail to disclose material information about the Restructuring Plan, including its terms and purpose, the timing of the announcement, and its impact on the Company, the Strategic Process and potential bidders, including Entity A.
     84. Defendants fail to disclose material information as to why Entity A reduced its May Bids after Jeffries Broadview’s discussions with it concerning the “Restructuring Plan.”
     85. Defendants fail to disclose material information concerning Defendant Chang reducing and/or rescinding her August 16 Bid, via Defendant Chang’s proposals made in September 2006, and the proposal being made to the shareholders, which is less than the August 16 Bid, is fair.
     86. Defendants fail to disclose material information about Jeffries’ August 15 Counterproposal, including Defendant Chang’s response and the reason and basis for Jeffries Broadview’s abandoning if its position as to fairness of per share price of $3.15 (as set forth in Jeffries’ August 15 Counterproposal) versus the ultimate Merger price of $2.75 per share.
     87. Defendants fail to disclose material information about Defendant Chang’s abandoning her August 16, 2006 proposal, including information about why the Merger proposal, which is for materially less consideration, is being presented to the stockholders, and why Defendant Chang was permitted to effectively rescind her August 16 Bid and ultimately present the shareholders with a proposal for materially less consideration.
     88. Defendants fail to disclose the Company’s prior business dealings with, and total amounts of money received by, Jefferies Broadview. The Preliminary Proxy only sets forth that Jefferies Broadview is receiving two customary fees — one for providing a fairness opinion and a second for the successful consummation of the buyout. The total dollar amount of fees that Jefferies Broadview expects to be paid or had been paid by Vitria is material because it bears on the legitimacy of and weight to be given by the shareholders to the fairness opinion prepared by it. In addition, the Strategic Committee and Board of Directors expressly relied on this opinion in recommending that Vitria’s shareholders approve the merger.
     89. Defendants fail to disclose who the financial advisor to the Buyout Group is and whether Jefferies Broadview provided services to the Buyout Group. This is important given the Buyout Group’s conflicted position and insider status.
     90. Defendants fail to disclose whether the Company will provide shareholders with the Company’s Pro Forma results up to the date of the shareholder vote. This information is readily available to the Defendants, Jefferies Broadview and the Buyout Group, by virtue of their inside position, but not to the shareholders. Such information is material to shareholders in connection with shareholders making an informed decision regarding the future of the Company and voting on the proposed transaction.
     91. Unless the Court enjoins the proposed transaction, the Individual Defendants will engage in further breaches of their fiduciary duties to the Company’s shareholders and accept the Buyout Group’s terms without adequate arms-length negotiation and consummate the transaction on terms beneficial to the Buyout Group and not to the public shareholders of the Company. These actions will result in irreparable harm to the members of the Class.
     92. The members of the Buyout Group have and will continue, knowingly, to aid and abet the Individual Defendants’ breaches of fiduciary duty.
     93. Plaintiff has no adequate remedy at law.
Count I
(Claim Against Individual Defendants for Breach Of Fiduciary Duties)
     94. Plaintiff repeats and re-alleges the foregoing allegations as if fully set forth herein.
     95. By approving and, indeed, in the case of Defendants Chang and Skeen, participating in the contemplated going private transaction, the Individual Defendants have breached their fiduciary duties of due care, loyalty, good faith, candor and entire fairness owed to the public holders of Vitria stock, as alleged herein.
     96. The breaches of the Individual Defendants’ fiduciary duties have caused or threaten to cause injury to the individual rights of the public holders of Vitria stock.

Count II
(Claim Against Innovation Technology Group, Inc., ITG Acquisition, Inc. and Skeen/Chang
Investments, L.P. for Aiding and Abetting the Individual Defendants’ Breaches)
     97. Plaintiff repeats and re-alleges the foregoing allegations.
     98. Innovation Technology Group, Inc., ITG Acquisition, Inc. and Skeen/Chang Investments, L.P., by virtue of their participation in the contemplated going private transaction have knowingly participated in the Individual Defendants’ breaches of their fiduciary duties.
     99. The breach of the Individual Defendants’ fiduciary duties has been aided and abetted by Innovation Technology Group, Inc., ITG Acquisition, Inc. and Skeen/Chang Investments, L.P. and such conduct has caused or threatens to cause injury to Plaintiff and members of the Class.
     Wherefore, Plaintiff demands judgment as follows:
     A. declaring this to be a proper class action;
     B. enjoining, preliminarily and permanently, the Transaction under the terms presently proposed;
     C. to the extent, if any, that the Transaction is consummated prior to the entry of final judgment, rescinding the same or awarding damages to the Class;
     D. requiring Defendants to fully disclose all material information regarding the Transaction;
     E. conducting a fair process for the sale of the shares;
     F. directing that Defendants account to Plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;
     G. awarding Plaintiff and the Class pre judgment and post-judgment interest;
     H. awarding to Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
     I. granting such other and further relief as the Court deems appropriate.

Dated: December 9, 2006

CHIMICLES & TIKELLIS LLP
/s/ Pamela S. Tikellis

Pamela S. Tikellis (#2172) Robert J. Kriner (#2546) A. Zachary Naylor (#4439) Daniel J. Brown (#4688) One Rodney Square P.O. Box 1035 Wilmington, Delaware 19899 (302) 656-2500

Kimberly M. Donaldson CHIMICLES & TIKELLIS LLP One Haverford Centre 361 West Lancaster Avenue Haverford, PA 19041 Telephone: 610-642-8500 Ext. 216 Fax: 610-649-3633 kinidonaldson@chimicles.com

Ronen Sarraf Joseph Gentile SARRAF GENTILE LLP 485 Seventh Avenue, Suite 1005 New York, NY 10018 Tel: (212) 868-3610 Fax: (212) 918-7967

Attorneys for Plaintiff

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